December 11, 2001


Leonard W. Burningham, Esq.
Suite 205, 455 East 500 South
Salt Lake City, Utah 84111

Re:       Sanguine Corporation, a Nevada corporation (the "Company")

Dear Mr. Burningham:

          Thank you for your letter dated December 11, 2001, regarding the Financial Consulting Services Agreement (the "Agreement") dated November 5, 2001 which was mutually executed by the Company and me.

          The purpose of this letter is to inform you that I am not a promoter or public relations person for the Company or any other entity. In addition, pursuant to the Agreement, I have not and do not intend to raise any funding for the Company. The services I have rendered and intend to render for the benefit of the Company include the following:

         To give general financial and business matter consulting including, but not limited to, advice and counsel, client and/or client affiliate transaction due diligence, ancillary document services, and any additional duties that are mutually agreed upon by the parties.

          The above description is not all inclusive, nor exhaustive, but serves more as an outline of compensation services I have or will perform for the Company.

          I acknowledge receipt of a copy of all reports filed by the Company with the Securities and Exchange Commission during the past 12 months, and a copy of the written compensation agreement for my services.

Thank you.

Very truly yours,

/s/Richard Walker

Richard Walker